EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the three months ended June 30, 2013 should be read in conjunction with the June 30, 2013 Unaudited Condensed Consolidated Interim Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated August 9, 2013 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.levon.com.

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical disclosure contained in this Management Discussion and Analysis.

NON-GAAP MEASURES

In this document “Loss before other items per Share, and basic and diluted” and are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations.  Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is an exploration stage public company listed on the Toronto Stock Exchange (“the TSX”) under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. Levon commenced trading on the TSX on February 13, 2012, and concurrently de-listed its shares from the TSX Venture Exchange, where its common shares were formerly listed. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds to fund its operations through equity financing and the exercise of options and warrants.

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Project (as hereinafter defined) and the Company held the remaining 51% interest.  As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Project, together with VHV’s cash assets, VHV shareholders received one Common Share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Project and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.  The acquisition consolidated Levon’s ownership of the Cordero Project to 100% through their wholly owned Mexico subsidiary company Minera Titan.   Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero Project exploration program.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

BUSINESS DESCRIPTION (Continued)

The Company’s wholly-owned subsidiary VHV is incorporated under the laws of British Columbia, Canada, and the Company has three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd, Turney Assets Limited and Citrine Investment Holdings Ltd.

2013 FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

Subsequent to June 30, 2013, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim located in a central part of the Cordero Project claim block.  Acquisition of the Aida claim consolidated Levon's 100% ownership of all mining claims in the Cordero mining district. Levon plans to begin drilling on the Aida claim in September 2013.

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“the Cordero Project”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico.  In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon claim holdings at its Cordero project is approximately 19,884.3 hectares.

The Company’s exploration has focused mainly within the Cordero Project Porphyry Belt in a southern tier of the main claim block.  The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three bulk tonnage Ag, Au, Zn, Pb discoveries have been made and grid drilled in the central part of the Belt. The grid drilling confirms that the Pozo de Plata Diatreme, the Josefina Mine Zone and the Cordero Project Porphyry Zone discoveries merge into a single large scale bulk tonnage, open pit mineral resource.  Initial outlying exploration drilling has also been completed in the Porfido Norte Belt 10 km to the north and the Perla volcanic center 5 km to the south.  The outlying exploration drilling encountered mineralization and warrants future exploration follow up.

Because of the Cordero Project successes, Levon has recently launched reconnaissance to identify other areas and properties with large scale, near term discovery potential to identify additional key Levon assets in Mexico and South America.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

.OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

A favorable Cordero Project Preliminary Economic Assessment (a “PEA”), announced January 30, 2012 was derived by considering the uppermost 30% portion of the first resource.  The PEA considers mining through the Stage 4 open pits.  The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead.  Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne

A Preliminary Economic Assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Technical Report: Cordero Project, Preliminary Economic Assessment dated March 12, 2012 as amended May 8, 2013 was authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation.

Phase 4 delineation grid drilling of the first resource continued during the resource (indicated & inferred) calculation and PEA studies.  The Phase 4 drill program was to delineate the geometry, tenor, and geology of the first Cordero Project bulk tonnage resource (news release of June 21, 2011) presenting opportunities to improve economics, supporting expanded facilities with higher throughput rates, lowering the capital and operating costs per tonne.

The first Cordero Project mineral resource estimate of June 12, 2011 included early Phase 3 grid drilling results through hole C11-160 (160 total core holes) which was calculated by International Mining Consultants (“IMC”), Tucson, Arizona and published June 21, 2011.  An updated mineral resource estimate was announced June 19, 2012 and the related technical report titled:  Cordero Project June 2012 Mineral Resource Update as dated July 31, 2012, was filed August 2, 2012.  This report was subsequently amended then refilled on May 10, 2013.

The updated Cordero Project resource estimate prepared by IMC for Levon is based on 203 drill holes completed through April 2012. The indicated and inferred mineral resource estimates contained in the report are for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Project Porphyry Belt). Drilling indicates that other deposits in the district contain mineralization and are promising exploration targets, although insufficient drilling has been done at this time to establish any resource estimates for these deposits.

The indicated and inferred mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an inverse distance estimation block model. The indicated and inferred mineral resource is based on 97,769 meters (m) of drilling in 203 core holes of which is an addition of 33,380 m of drilling in 41 core holes over the drill information used for the June 2011 indicated and inferred mineral resource estimate.

The assay intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting. A net smelter return (NSR) value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead. Gold was not included at this time into the NSR value to be consistent with previous mineral resource tabulations. The inputs to the NSR calculation are the same as were used for the June 2011 mineral resource estimate. There are areas within the deposits which have higher gold grades and have been included in the tabulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

The resource remains largely open to expansion through step out delineation and infill drilling around and beneath the modeled open pit. To complete the Phase 4 resource delineation program an expanded environmental permit was issued by the Chihuahua permitting agency SEMARNAT on the basis of permitting studies and the application prepared by M3.

The June 2012 mineral resource as reported in the Cordero Project June 2012 Mineral Resource Update, as Amended May 10, 2013 is summarized in Table 1 at the $6.00/t NSR cutoff along with higher cutoffs shows the distribution of the mineral resource (indicated & inferred) within the deposits.

Table 1: Cordero Project June 2012 Mineral Resource (Indicated & Inferred) Tabulated at Various NSR Cuttoff Grades

		Combined Areas (above cutoff)					Contained Metal
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Silver oz's (millions)	Gold oz's (millions)	Lead lbs (billions)	Zinc lbs (billions)
$6.00	Indicated	547.70	20.67	0.054	0.27	0.51	363.9	0.945	3.3	6.1
	Inferred	134.33	21.12	0.035	0.23	0.41	91.2	0.152	0.7	1.2

$10.00	Indicated	337.37	27.39	0.066	0.37	0.66	297.1	0.714	2.7	4.9
	Inferred	75.76	29.71	0.042	0.31	0.52	72.4	0.101	0.5	0.9

$15.00	Indicated	198.74	35.79	0.080	0.48	0.82	228.7	0.512	2.1	3.6
	Inferred	42.16	40.83	0.047	0.39	0.64	55.3	0.064	0.4	0.6

$20.00	Indicated	123.05	44.46	0.095	0.59	0.98	175.9	0.375	1.6	2.7
	Inferred	27.53	50.55	0.049	0.45	0.71	44.7	0.043	0.3	0.4

		Pozo de Plata Area (above cutoff)					Porphyry Zone (above cutoff)
NSR Cutoff $/t	Resource Class	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Million Tonnes	Ag g/t	Au g/t	Pb %	Zn %
$6.00	Indicated	276.3	21.94	0.074	0.29	0.49	271.4	19.37	0.033	0.26	0.53
	Inferred	15.87	17.36	0.051	0.19	0.38	118.46	21.62	0.033	0.24	0.41

$10.00	Indicated	176.86	28.73	0.092	0.38	0.62	160.51	25.91	0.037	0.36	0.70
	Inferred	9.92	21.78	0.059	0.23	0.45	65.84	30.30	0.039	0.32	0.53

$15.00	Indicated	109.74	36.65	0.112	0.48	0.76	89.00	34.72	0.041	0.48	0.91
	Inferred	4.29	28.28	0.073	0.29	0.55	37.87	42.25	0.044	0.40	0.65

$20.00	Indicated	70.56	44.36	0.132	0.59	0.90	52.49	44.60	0.045	0.59	1.09
	Inferred	1.84	34.45	0.079	0.38	0.70	25.69	51.70	0.047	0.45	0.72

Resource tabulated on Levon mineral claims within a floating cone open pit geometry which went off the Levon mineral claims for waste stripping within the cone geometry. The floating cone geometry was defined using the following metal prices and mill recoveries to produce lead and zinc concentrates.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Metal	Price	Mill Recovery
		Pb Conc	Zn Conc
Silver	25.00 / oz	60%	15%
Lead	1.00 / lb	70%	N/A
Zinc	1.00 / lb	N/A	70%
Gold	1,200 / oz	No recovery included to date

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

The “Cordero Project June 2012 Mineral Resource Update, as Amended May 10, 2013 was authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM who is an employee of IMC and independent of the company as defined by Section 1.5 of NI 43-101.

Future Exploration

Phase 4 exploration drilling was a seamless continuation of the Phase 3 program.  Phase 4 goals are to 1) Complete delineation drilling of the first resource 2) Complete exploration drilling to make additional outlying discoveries that require grid drilling and 3) To further advance engineering studies on water and power supplies, additional metallurgical testing, optimize the possible mine design, complete private land acquisition and consolidate the last remaining claim ownership to de-risk the project.

Of the proposed 130,000 m of Phase 4 drilling 31,000 m have been completed and the project has shifted into advancing the engineering aspects of the project. A second NI 43-101 resource update was completed on Phase 4 results in June 2012.   Currently additional grid drilling within and around the Cordero resource is being designed and considered to continue Phase 4.

Resource delineation drilling advanced, but the resource remains open to expansion.  Drilling has been discontinued to conserve funding in the current market conditions.

Phase 4 drilling also initially tested outlying drill targets and encountered mineralization that warrant future exploration follow up.

Pre feasibility scale metallurgical testing designed by M3 is underway to better quantify the metallurgical characteristics of the Cordero Project contained within the Stage 4 pits of the favorable PEA study.

The Company is currently designing the program to restart Cordero exploration drilling.  The program will include the recently purchased Aida claims.  The program will be a continuation of Phase 4 grid drilling and is expected to commence late September 2013.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

OVERALL PERFORMANCE (Continued)

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  The Company believes Cordero Project geology, mineralization and exploration results to date support this geologic analogy.   The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia directly analogous with the Penasquito open pit deposits.   Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) lead to the application of porphyry exploration model, well known around the world to guide Cordero Project exploration.  The discovery holes and subsequent exploration and grid drilling established that the discovery holes penetrated a single large scale bulk tonnage deposit contained within portions of three intrusive centers of the Cordero Project Porphyry Belt.  The deposit is largely open to expansion on strike and at depth, beneath the currently modeled Stage 8 open pit.

Potentially economic drill intercepts that require immediate offset drilling were not encountered in outlying exploration targets within the Cordero Project Porphyry Belt,  Porphido Norte Belt and the Perla volcanic center tested by initial Phase 4 drill holes.  The holes did cut mineralization locally that in the context of porphyry exploration guides warrants future exploration follow up.

For further details and maps of the Cordero Project, please see our website: www.levon.com.

For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RESULTS OF OPERATIONS

Three months ended June 30, 2013 compared with the three months ended June 30, 2012

	2013	2012

Expenses
Consulting and management fees	$159,956	$167,450
Depreciation	5,198	8,473
Directors’ fees	30,000	-
Exploration	357,964	1,738,162
Foreign exchange loss (gain)	(141,404)	(304,626)
Listing and filing fees	29,271	27,528
Office, occupancy and miscellaneous	47,830	42,064
Professional fees	16,970	15,756
Salaries and benefits	54,834	62,181
Share-based payments	16,201	43,706
Shareholder relations and promotion	59,953	35,899
Travel	2,830	176,487

Loss before other items	(639,603)	(2,013,080)

Other items
Interest income	154,163	150,663

Net Loss for Year	(485,440)	(1,862,417)
Other Comprehensive Loss
Unrealized loss on investments	(251)	(3,694)

Total Comprehensive Loss for Year	$(485,691)	$(1,866,111)

During the three months ended June 30, 2013, the Company’s net loss decreased by $1,376,977 from a net loss of $1,862,417 for the three months ended June 30, 2012 to a net loss of $485,440 for the three months ended June 30, 2013.  The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director per year.

Exploration expenditures

Exploration expenditures decreased by $1,380,198 during the period from $1,738,162 for the three months ended June 30, 2012 to $357,964 for the three months ended June 30, 2013.  The decrease is mainly attributed to overall reduced drilling activities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RESULTS OF OPERATIONS (Continued)

Three months ended June 30, 2013 compared with the three months ended June 30, 2012 (Continued)

Foreign exchange gain

Foreign exchange gain decreased by $163,222 from a gain of $304,626 during the three months ended June 30, 2012 to a gain of $141,404 during the three months ended June 30, 2013.  A foreign exchange gain is attributed to the strengthening of the USD on US denominated deposits held at June 30, 2013, but a decrease in the overall foreign exchange gain amount relative to the prior period is attributed to a reduced US denominated cash holding at June 30, 2013 compared to June 30, 2012.

Share-based payments

Share-based payments decreased by $27,505 from $43,706 for the three months ended June 30, 2012 to $16,201 for the three months ended June 30, 2013.  Prior period’s higher balance is attributed to more stock options granted and vested.  During the three months ended June 30, 2012, 850,000 stock options were granted.  No stock options were granted during the three months ended June 30, 2013.

Shareholder relations and promotion

Shareholder relations and promotion increased by $24,054 from $35,899 for the three months ended June 30, 2012 to $59,953 for the three months ended June 30, 2013.  Current period’s higher balance is mainly attributed to $15,400 paid for publishing an article with a mining subscription.  Also, in November 2012, the Company entered into an agreement with a consultant to provide investor relation services at $5,000 per month resulting in a balance of $15,000 for the three months ended June 30, 2013.

Travel

Travel expense decreased by $173,657 from $176,487 during the three months ended June 30, 2012 to $2,830 during the three months ended June 30, 2013.  The decrease is attributed to travelling expenditures relating to commuting to the Company’s property has been recorded as part of exploration expense in the three months ended June 30, 2013.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

SUMMARY OF QUARTERLY RESULTS

Period ended	Jun 30 2013 Q1	Mar 31 2013 Q4	Dec 31 2012 Q3	Sept 30 2012 Q2	June 30 2012 Q1	Mar 31 2012 Q4	Dec 31 2011 Q3	Sept 30 2011 Q2
Loss before other items	(639,603)	(595,817)	(1,370,071)	(2,959,438)	(2,013,080)	(3,405,064)	(2,903,779)	(3,517,042)
Net Loss	(485,440)	(465,847)	(1,062,973)	(3,517,042)	(1,862,417)	(3,008,469)	(2,848,276)	(3,388,093)
Basic Loss per Share	(0.00)	(0.00)	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.02)

All of the information above is presented in accordance with IFRS.

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. The decrease in losses in Q3 December 31, 2012, Q4 March 31, 2013 and Q1 June 30, 2013 are attributed to the overall decrease in exploration expenditures incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares.  Currently, the Company has sufficient capital to conduct further exploration on its existing properties.  The consolidated financial statements has sufficient capital to conduct further exploration on its existing properties.  The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the continue support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future.  The outcome of these matters cannot be predicted at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

LIQUIDITY AND CAPITAL RESOURCES (Continued)

As at June 30, 2013 the Company had working capital $46,570,305 compared to working capital of $58,048,017 at June 30, 2012.

Year Ended	June 30, 2013	March 31, 2013
Working Capital	46,570,305	49,169,844
Deficit	68,578,562	68,445,141

Working capital decreased by $2,599,539 from $49,169,844 as at March 31, 2013 to $46,570,305 as at June 30, 2013.  The decrease is mainly attributed to a reduction in the cash balance of $2,677,892.  Of the decrease of $2,677,892 in cash, $2,171,754 was used in investing activities

CASH FLOW

	June 30, 2013	March 31, 2013

Cash used in operating activities	$(435,189)	$(1,835,994)
Cash provided by (used in) investing activities	(2,171,754)	(12,147)
Cash provided by financing activities	-	-
Increase in cash and cash equivalents	$(2,606,943)	$(1,848,141)
Foreign exchange effect on cash	(70,949)	(211,901)
Cash balance, beginning of the year	49,311,914	58,051,989
Cash balance, end of the year	$46,634,022	$55,991,947

Operating Activities:

Cash used in operating activities for the three months ended June 30, 2013 was $435,189 compared to $1,835,994 for the three months ended June 30, 2012.  The decrease in cash used in operating activities is mainly attributed to an overall decrease in drilling activities in fiscal 2013 resulting in lowers exploration expenditures incurred.

Investing Activities:

Cash used by investing activities for the three months ended June 30, 2013 was $2,171,754 compared to cash used in investing activities of $12,147 for the three months ended June 30, 2012.  During the three months ended June 30, 2013, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD.  Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district.  All terms to the agreement were agreed upon by June 30, 2013 and an agreement was signed and notarized on July 2, 2013.

Financing Activities:

Cash provided by financing activities was $Nil for the three months ended June 30, 2013 and the three months ended June 30, 2012 as no financing was raised.

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2013:

(a)
$107,605 (2012 - $61,757 was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of $5,564 (March 31, 2013 - $5,564) due from ABC Drilling (i).

Due to related parties consists of the following:

	June 30, 2013	March 31, 2013
Chevillon Exploration. (ii)	$34,018	$3,480
Coral Gold Resources Ltd. (iii)	33,828	33,347
Oniva (i)	14,039	44,713
	$81,885	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $Nil (2013 - $19,354) owed to a public company related by way of common directors and $Nil (2013 - $30,673) owed to a private company related by way of common management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RELATED PARTY TRANSACTIONS (Continued)

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2013 and 2012 are as follows:

	June 30, 2013	June 30, 2012
Salaries and benefits	$23,905	$22,712
Consulting and management fees (i)	170,000	170,000
Share-based payments	-	39,102
	$193,905	$231,814

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

Share-based payments paid to management personnel decreased by $39,102 from $39,102 during the three months ended June 30, 2012 to $Nil during the three months ended June 30, 2013.  No stock options were granted to key management personnel during the three months ended June 30, 2013.

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprises a significant portion of the Company’s assets.  Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties.   Resource exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

(b)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At June 30, 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(c)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At June 30, 2013, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable
The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax.  At June 30, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(e)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments.  Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate.  Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

(g)	Deprecation for equipment
Depreciation expense is allocated based on assumed asset lives.  Should the asset life or depreciation rates differ from the initial estimate, any adjustment would be made in the consolidated statements of operations and comprehensive loss.

(h)	Contingencies
By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(i)	Fair value hierarchy
Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows.  The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.  There were no significant changes in estimates during the fourth quarter of the year ended June 30, 2013.

RISK FACTORS

In addition to the other information presented in this MD&A, the following should be considered carefully in evaluating the Company and its business.  This MD&A contains forward-looking statements that involve risk and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this MD&A.

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration stage of its properties.  If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.  Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing an our financial condition.  There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

The commercial quantities of ore cannot be accurately predicted.  Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RISK FACTORS (Continued)

The mining industry is highly speculative and involves substantial risks.  The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business.  Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business.  Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

The Company’s properties are all at the exploration stage and have no proven reserves.  All of the Company’s properties are in the exploration stage only and are without a known body of ore.  If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful.  Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties.  Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production.  Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations

Competition for mineral land.  There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties

Competition for recruitment and retention of qualified personnel.  We complete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs.  The Company’s profitability is significantly affected by the costs and results of its exploration and development programs.  As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development, and strategic acquisitions.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold or silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RISK FACTORS (Continued)

Licenses and permits.  The operations of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation.  Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation.  Any litigation could be costly and time consuming and could divert our management from our business operations.  In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Acquisitions.  The Company undertakes evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties.  In addition, the Company may need additional capital to finance an acquisition.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants.  However, the market prices for natural resources are highly speculative and volatile.  Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest.  Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interest in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Dependence on management.  We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons of our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Uncertainty of continuity as a going concern.  The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  As a result, there is uncertainty about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

RISK FACTORS (Continued)

Limited and volatile trading volume.  Although the Company’s common shares are listed on the TSX, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.

Market price is highly speculative.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the exploration, development and product ion of such properties.  If gold and silver prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company is subject to foreign currency fluctuations.  The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s officers are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States.  The Company’s financial results are reported in Canadian Dollars.  Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or US Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Political or economic instability or unexpected regulatory change.  Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of amounts receivable, reclamation deposits, accounts payable and due from/to related parties.  The carrying amounts of amounts receivable (excluding IVA and HST), reclamation deposits, and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  All cash equivalents comprise of cash, bank deposits, cashable guaranteed investment certificates and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at June 30, 2013 in the amount of $46,634,022 (March 31, 2013 - $49,311,914) in order to meet short-term business requirements. At June 30, 2013, the Company had current liabilities of $148,976 (March 31, 2013- $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2013.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

NEW ACCOUNTING STANDARDS

New accounting standards effective April 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and, therefore, must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on
•
Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information)

•
Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

Applicable to annual periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

NEW ACCOUNTING STANDARDS

New accounting standards effective April 1, 2013 (Continued)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company is assessing the impact that the new standards will have on its consolidated financial statements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in OCI.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

SUBSEQUENT EVENTS

Subsequent to June 30, 2013, the Company granted 100,000 stock options to a consultant of the Company with an exercise price of $0.75 with an expiry date of two years.  The options shall vest over a one year period at 25% per quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of June 30, 2013 and August 9, 2013:

Common Shares:  199,854,423 as of June 30, 2013 and 199,854,423 as of August 9, 2013

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/13)	Number of Shares Remaining Subject to Options (Aug 9/13)
April 28, 2014	$0.25	225,000	225,000
January 28, 2015	$0.70	200,000	200,000
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,300,000	3,300,000
November 15, 2013 ***	$0.75	500,000	500,000
March 25, 2016 ***	$0.75	7,930,000	7,930,000
October 3, 2016***	$0.75	200,000	200,000
October 3, 2016	$1.50	25,000	25,000
November 21, 2013	$1.50	250,000	250,000
May 15, 2017	$1.00	750,000	750,000
June 7, 2017	$1.00	100,000	100,000
November 26, 2015	$0.75	100,000	100,000
November 26, 2015	$1.00	200,000	200,000
November 26, 2015	$1.25	200,000	200,000
July 15, 2015	$0.75	-	100,000
TOTAL:		14,380,000	14,480,000

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 26, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50, respectively, to $0.75.

COMMITMENT

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2013	March 31, 2012
Not later than one year	$370,985	$129,765
Later than one year and no later than five years	15,868	1,005,161
	$386,853	$1,134,926

In April 2011, the Company entered into a three year contract with a private company controlled by the CEO with a monthly payment of $25,000.  In April 2011 the Company entered into a three year contract with a private company controlled by the VP Exploration with a monthly payment of $15,000.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.  Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting and has concluded that internal controls over financial reporting were effective as at June 30, 2013.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JUNE 30, 2013

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 9, 2013.  Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.